SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      April 2003



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      10 April 2003      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary
                            SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

P&O Princess Cruises plc

2)   Name of shareholder having a major interest

Deutsche Bank AG

3)   Please state whether notification indicates that it is in
respect of
     holding of the shareholder named in 2 above or in respect of
a
     non-beneficial interest or in the case of an individual
holder if it is a
     holding of that person's spouse or children under the age of
18

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Held as Principal                                 No of
                                                      Shares

     Deutsche Bank AG London                      83,430,116
     Deutsche Bank Securities Inc                    456,681

     Held in Client Portfolios

     Chase Nominees                                2,592,713
     Chase Nominees A/c 14186                         67,600
     Clydesdale Bank Nominees                         29,045
     Deutsche Asset Management                       102,540
     Investmentgesellschaft mbH
     Deutsche Bank Trust Company Americas            415,693
     Deutsche Vermogensbildungsgesellschaft           22,500
     HSBC Global Custody Nominees (UK) Ltd           122,000
     Morgan Nominees                               2,068,175
     Morgan Nominees ENF                              97,700
     Morgan Nominees LAM                             113,300
     Morgan Nominees SL                              163,500
     Nortrust Nominees                               462,010
     Scudder Investment Management                    16,892
     Vidacos Nominees                                 90,500

     Total                                        90,250,965


5)   Number of shares/amount of stock acquired

Not stated

6)   Percentage of issued class

n/a

7)   Number of shares/amount of stock disposed

n/a

8)   Percentage of issued class

n/a

9)   Class of security

Ordinary shares of 50c each

10)  Date of transaction

Not stated

11)  Date company informed

10 April 2003

12)  Total holding following this notification

90,250,965 ordinary shares


13) Total percentage holding of issued class following this notification

13.01%


14)  Any additional information

Part of this holding may relate to hedging arrangements for customer transactions. Companies within the Deutsche Bank Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

15)  Name of contact and telephone number for queries

Simon Pearce 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification

Simon Pearce, Company Secretary

     Date of notification ...10 April 2003.....